Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED JANUARY 15, 2021

TO THE PROSPECTUS DATED APRIL 21, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 21, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of February 1, 2021;
•	to disclose the calculation of our December 31, 2020 NAV per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”);
•	to announce the appointment of two additional directors of BREIT as of January 15, 2021; and
•	to otherwise update the Prospectus.

Portfolio Update

For the month ended December 31, 2020, BREIT’s Class S NAV per share increased $0.11, from $11.48 as of November 30, 2020 to $11.59 as of December 31, 20201. This price movement was driven by increases in the value of our industrial assets reflecting the continued strength of e-commerce demand.

Overall, we continue to expect the path to a full economic recovery will be uneven and vary by sector. Resilient sectors with solid fundamentals, such as industrial and multifamily, continue to be well-positioned in the current environment. BREIT’s portfolio is oriented toward these sectors with 88% of its real estate portfolio concentrated in multifamily, industrial and net lease. We continue to see increasing levels of transaction activity and maintain a robust pipeline of identified transactions ($1.4 billion as of December 31, 2020) consistent with those in our existing portfolio. Rent collections for our multifamily, industrial, net lease, retail, and office properties were 2.3% below a typical month.

We continue to maintain a strong financial position with substantial liquidity ($4.3 billion as of January 4, 2021), modest leverage (47% loan-to-value as of December 31, 2020) and accelerated fundraising in recent months. In addition, we currently estimate that 97% - 100% of distributions for the year ended December 31, 2020 will be characterized as return of capital for federal income tax purposes.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 179 of the Prospectus. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. References to our liquidity position primarily consist of capacity on our undrawn lines of credit as well as cash on hand.

[1]	BREIT’s Class I NAV per share increased from $11.44 to $11.55, BREIT’s Class T NAV per share increased from $11.27 to $11.38 and BREIT’s Class D NAV per share increased from $11.31 to $11.42.

February 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2021 (and repurchases as of January 31, 2021) is as follows:

Transaction Price (per share)
Class S	$11.5878
Class I	$11.5547
Class T	$11.3847
Class D	$11.4213

The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2020. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since December 31, 2020 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2020 ($ and shares in thousands):

Components of NAV	December 31, 2020
Investments in real estate	$37,671,984
Investments in real estate debt	4,566,306
Investments in unconsolidated entities	855,185
Cash and cash equivalents	333,388
Restricted cash	711,135
Other assets	836,239
Mortgage notes, term loans, and revolving credit facilities, net	(20,024,734)
Secured financings on investments in real estate debt	(2,140,993)
Subscriptions received in advance	(508,817)
Other liabilities	(757,920)
Accrued performance participation allocation	(192,648)
Management fee payable	(22,253)
Accrued stockholder servicing fees (1)	(6,589)
Non-controlling interests in joint ventures	(270,030)
Net asset value	$21,050,253
Number of outstanding shares/units	1,821,889

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2020, the Company has accrued under GAAP $605.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$8,144,540	$10,712,085	$523,046	$1,417,854	$252,728	$21,050,253
Number of outstanding shares/units	702,853	927,080	45,943	124,141	21,872	1,821,889
NAV Per Share/Unit as of December 31, 2020	$11.5878	$11.5547	$11.3847	$11.4213	$11.5547

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.5%	5.2%
Industrial	6.7%	5.4%
Net lease	7.4%	6.8%
Hotel	9.3%	9.6%
Retail	7.7%	6.6%
Office	7.6%	6.2%
Self Storage	7.3%	6.2%

____________

(1)	Multifamily includes student housing and manufactured housing

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Retail	Office	Self Storage
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.6%	+1.8%	+1.9%	+1.8%	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(2.3%)	(1.7%)	(1.8%)	(1.8%)	(1.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.2%	+2.8%	+2.1%	+1.5%	+2.3%	+2.8%	+2.4%
(weighted average)	0.25% increase	(2.9%)	(3.4%)	(1.9%)	(1.4%)	(2.1%)	(2.5%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2020 ($ and shares in thousands):

Components of NAV	November 30, 2020
Investments in real estate	$34,792,253
Investments in real estate debt	4,685,245
Investments in unconsolidated entities	855,593
Cash and cash equivalents	686,374
Restricted cash	614,681
Other assets	910,191
Mortgage notes, term loans, and revolving credit facilities, net	(18,592,752)
Secured financings on investments in real estate debt	(2,156,922)
Subscriptions received in advance	(405,734)
Other liabilities	(670,564)
Accrued performance participation allocation	(148,812)
Management fee payable	(21,405)
Accrued stockholder servicing fees (1)	(6,172)
Non-controlling interests in joint ventures	(257,879)
Net asset value	$20,284,097
Number of outstanding shares/units	1,772,789

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2020, the Company has accrued under GAAP $592.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$7,879,873	$10,285,738	$516,711	$1,352,053	$249,722	$20,284,097
Number of outstanding shares/units	686,693	898,917	45,835	119,520	21,824	1,772,789
NAV Per Share/Unit as of November 30, 2020	$11.4751	$11.4424	$11.2733	$11.3124	$11.4424

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 913,739,437 shares of our common stock (consisting of 456,454,512 Class S Shares, 329,003,441 Class I Shares, 27,245,769 Class T Shares, and 101,035,715 Class D Shares) in the primary offering for total proceeds of $10.2 billion and (ii) 57,787,835 shares of our common stock (consisting of 33,015,995 Class S Shares, 17,653,417 Class I Shares, 2,229,518 Class T Shares, and 4,888,905 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.6 billion. As of December 31, 2020, our aggregate NAV was $21.1 billon. We intend to continue selling shares in the Offering on a monthly basis.

Appointment of New Directors

The Board of Directors (the “Board”) of the Company approved an increase in the number of directors by two to a total of nine directors, and appointed Ms. Susan Carras and Mr. Brian Kim to fill the newly created vacancies, effective as of January 15, 2021. The Board determined that Ms. Carras qualifies as an independent director in accordance with the criteria in the Company’s charter and bylaws, the applicable rules of the Securities and Exchange Commission and the listing standards of the New York Stock Exchange, including with respect to committee service, and appointed her to serve on each of the Audit Committee, Affiliate Transaction Committee and Nominating and Corporate Governance Committee of the Board. Mr. Kim will continue to serve as the Company’s Head of Acquisitions and Capital Markets.

Updates to the Prospectus

The following supplements the existing disclosure in the Prospectus:

Management

The following updates the section of the Prospectus titled “Management—Directors and Executive Officers”:

Name	Age	Position
Brian Kim	41	Head of Acquisitions and Capital Markets and Director
Susan Carras	66	Independent Director

Brian Kim has been the Head of Acquisitions and Capital Markets of the Company since January 2017 and a director of the Company since January 2021. He is a Senior Managing Director with Blackstone Real Estate and is based in New York. Since joining Blackstone in 2008, Mr. Kim has played a key role in a number of Blackstone’s investments including the take private and subsequent sale of Strategic Hotels & Resorts, the acquisition of Peter Cooper Village / Stuyvesant Town and the creation of BRE Select Hotels Corp., Blackstone’s select service hotel platform. Prior to joining Blackstone, Mr. Kim worked at Apollo Real Estate Advisors, Max Capital Management Corp. and Credit Suisse First Boston. Mr. Kim has served as a board member, Chief Financial Officer, Vice President and Managing Director of BRE Select Hotels Corp since May 2013 and as a board member of CorePoint Lodging Inc. (NYSE: CPLG), a portfolio company of a Blackstone fund, since November 2015. Mr. Kim received an AB in Biology from Harvard College where he graduated with honors. Mr. Kim is a valuable member of our board of directors because of his extensive real estate and investment experience and history with Blackstone.

Susan Carras has been a director of the Company since January 2021. She is a senior managing director in the Washington, DC office of JLL Capital Markets, America. Ms. Carras served as co-head of HFF’s Washington, DC office from 2011 to 2019 and she joined JLL as part of JLL’s 2019 acquisition of HFF. Prior to HFF, she was a principal and managing director at Sonnenblick Goldman where she served on the operating committee and headed offices in Washington, DC and Tampa, FL. Earlier in her career, she was with the Real Estate Finance Division of Chase Manhattan Bank. Ms. Carras received a BA, magna cum laude with departmental honors, from Lafayette College and a Diploma in Real Estate Analysis and Appraisal from New York University. She is a trustee emerita of Lafayette College and previously chaired the Development and Alumni Relations Committee, served on the Executive Committee and was a member of the search committee for Lafayette’s 16th president. Together with a fellow trustee, Ms. Carras started the First Women of Lafayette Scholarship Fund. Ms. Carras is a past chair of the board of trustees of the McLean School of Maryland. She is active in the Urban Land Institute serving on the UDMUC Blue Council and on the Washington Full Member Engagement Committee. She is a past recipient of the Greater Washington Commercial Association of Realtors Top Financing Award and Top Sales Award for the Washington, DC Metro and has been recognized by Real Estate Forum as a Women of Influence, by Bisnow as a Women of Influence in Commercial Real Estate and by Connect Media’s Women in Real Estate. Ms. Carras is a valuable member of our board of directors because of her significant experience in the real estate industry.

About This Prospectus

The following sentence is added to the end of the section of the Prospectus titled “About This Prospectus”:

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